Putnam County Savings Bank and CMS Bancorp, Inc.

Announce Execution of Merger Agreement

BREWSTER, NY and WHITE PLAINS, NY — 09/25/2014 – Putnam County Savings Bank (“PCSB”) and CMS Bancorp, Inc. (NASDAQ: CMSB) (“CMS”), the holding company for CMS Bank, jointly announced the execution of a definitive merger agreement, dated September 25, 2014, which provides for the acquisition of CMS and CMS Bank by PCSB in an all cash transaction valued at $13.25 per share and an aggregate deal value of approximately $25.4 million. The definitive merger agreement is subject to approval by CMS’s stockholders and applicable banking regulatory authorities. It is anticipated that the merger will close in the first half of 2015.

The transaction will add 5 retail branches in Westchester County to PCSB’s existing 10 branch network. The CMS Bank branch offices will be operated under the name “Putnam County Savings Bank.” One CMS director will be joining the PCSB Board of Trustees.

In announcing the transaction, PCSB President and Chief Executive Officer, Joseph D. Roberto, stated, “We are extremely excited about our partnership with CMS. This transaction provides an excellent platform for further growth and will expand our franchise in the Westchester County market. We look forward to continuing PCSB’s excellent customer service and our goal of investing in the communities we serve.”

John E. Ritacco, President and CEO of CMS, said, “The merger with Putnam County Savings Bank is very good news for our stockholders, customers and employees. Our stockholders will benefit from the all-cash terms of the merger agreement. Our customers will gain access to a deeper level of products and quality services provided by a strong and committed local community bank, and CMS will serve as a platform for Putnam’s deeper expansion in the Westchester market. The combined organization will continue to have the same great quality of customer service provided by dedicated people who are committed to being involved in the local community, and with the added resources of a larger and stronger community banking organization.”

Luse Gorman Pomerenk & Schick, P.C. acted as legal counsel and FinPro Capital Advisors, Inc. acted as financial advisor and rendered a fairness opinion to PCSB. Paul Hastings LLP acted as legal counsel and Sandler O’Neill + Partners, L.P. acted as financial advisor and rendered a fairness opinion to CMS.

About PCSB

Putnam County Savings Bank, a New York chartered mutual savings bank, operates from its administrative headquarters in Brewster, New York, and 10 retail branch offices located in Putnam, Westchester, Rockland and Dutchess Counties, New York. At June 30, 2014, Putnam County Savings Bank had total assets, deposits and stockholders’ equity of $975.8 million, $860.8 million and $111.6 million, respectively.

About CMS

CMS Bancorp, Inc. is the holding company of CMS Bank, a New York chartered stock savings bank, and provides a full range of banking services to both individual and business customers through its administrative headquarters in White Plains, New York and 5 retail branch facilities located in Westchester County, New York. CMS Bancorp, Inc. is traded on the NASDAQ Global Market under the trading symbol “CMSB.” At June 30, 2014, CMS Bancorp, Inc. had total assets, deposits and stockholders’ equity of $273 million, $228.1 million and $23.8 million, respectively.

Forward Looking Statements

The foregoing material contains forward-looking statements concerning PCSB and CMS. We caution that such statements are subject to a number of uncertainties and readers should not place undue reliance on any forward-looking statements. PCSB and CMS do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

In connection with the merger, CMS will file a proxy statement with the Securities and Exchange Commission (SEC) to be distributed to the shareholders of CMS. Shareholders are urged to read the proxy statement regarding the proposed transaction when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. Shareholders will be able to obtain a free copy of the proxy statement, as well as other filings containing information about CMS and PCSB free of charge from the SEC’s website (www.sec.gov) or by contacting CMS, Attention: John E. Ritacco, President and CEO, telephone (914) 422-2700.

CMS and its directors, executive officers, and certain other members of management and employees may be soliciting proxies from CMS’s shareholders in favor of the transaction. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of CMS shareholders in connection with the proposed transaction will be set forth in the proxy statement when it is filed with the SEC. You can find information about CMS’s executive officers and directors in its most recent proxy statement filed with the SEC, which is available at the SEC’s website (www.sec.gov). You can also obtain free copies of these documents from CMS using the contact information above.

For further information contact:

Joseph D. Roberto

Chairman, President and CEO

Putnam County Savings Bank

(845) 279-7101

John E. Ritacco

President and CEO

CMS Bancorp, Inc.

(914) 422-2700